EFES

05011434

File: 082-04144

September 05, 2005

Re: Rule 12g3-2(b) – Submission by ~~Anadolu Efes~~ Erciyas Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

SUPPL

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, the consolidated interim financial statements of Anadolu Efes Biracılık ve Malt Sanayii A.Ş. as of and for the period ending 30.06.2005 together with independent auditor's review report.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

M. Hurşit Zorlu
Group Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

PROCESSED
SEP 26 2005
THOMSON
FINANCIAL

9/26

ANADOLU GRUBU

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.
Bahçelievler Mah. Adnan Kahveci Bulvarı No: 5 P.K. 1 34180 Bahçelievler - İstanbul
Tel: (0 216) 586 80 00 Faks: (0 216) 306 25 17

Convenience Translation of a Report and Financial Statements
Originally Issued in Turkish

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi and Its Subsidiaries

Consolidated Interim Financial Statements As of June 30, 2005 Together With Independent Auditors' Review Report

ERNST & YOUNG

Güney S.M.M.M. A.Ş.
Büyükdere Cad. Beytem Plaza
No: 22 K: 9-10, 34381 - Şişli
İstanbul - Turkey

Phone : (212) 315 30 00
Fax : (212) 230 82 91
www.ey.com

Convenience Translation of a Report and Financial Statements Originally Issued in Turkish

REVIEW REPORT OF INDEPENDENT AUDITORS ON THE FINANCIAL STATEMENTS OF ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ FOR THE INTERIM ACCOUNTING PERIOD JANUARY 1 - JUNE 30, 2005

To the Board of Directors of
Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi

We have reviewed the consolidated interim balance sheet of Anadolu Efes Biracılık ve Malt Sanayii A.Ş. (The Company) and its subsidiaries (together referred to as the Group) as of June 30, 2005 and the related interim consolidated income statement for the six-month period then ended in accordance with the generally accepted limited review principles, basis and standards. We did not review the financial statements of Interbrew Efes Brewery S.A. (Interbrew Efes – a jointly controlled entity incorporated in Romania) and Efes Vitanta Moldovia Brewery S.A. (Efes Vitanta - a consolidated subsidiary incorporated in Moldovia) which statements reflect total assets and revenues constituting 4 percent and 2 percent, respectively, of the related consolidated totals. Those statements were reviewed by other auditors whose reports have been furnished to us, and our review, insofar as it relates to the amounts included for Interbrew Efes and Efes Vitanta are based solely upon the reports of the other auditors. The scope of our review on interim financial statements is limited as compared to the audit that are made in accordance with the generally accepted auditing principles, basis and standards. In order to understand the basis of preparation of interim financial statements, our review principally consisted of applying analytical procedures, gathering information and applying other limited review procedures and techniques as required for limited review engagements. Therefore, our review report should be considered on different grounds than the annual independent auditors' report.

Based on our review, nothing has come to our attention that causes us to believe that the consolidated interim financial statements are not presented fairly in accordance with the generally accepted accounting standards issued by the CMB (Notes 2 and 3) and the generally accepted principles and rules for review engagements.

Additional paragraph for convenience translation to English:

As of June 30, 2005 and 2004, the accounting principles described in Notes 2 and 3 (defined as CMB Accounting Standards) to the accompanying financial statements differ from International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board with respect to the application of inflation accounting and the presentation of the basic financial statements and the notes to them. Accordingly, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with IFRS.

Güney Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
An Affiliated Firm of Ernst & Young International

Ertan Ayhan, SMMM
Partner

August 26, 2005
İstanbul, Turkey

Convenience Translation of a Report and Financial Statements Originally Issued in Turkish

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi and Its Subsidiaries

Consolidated Interim Financial Statements as of June 30, 2005

TABLE OF CONTENTS

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi and Its Subsidiaries

CONSOLIDATED INTERIM BALANCE SHEET
As at June 30, 2005
(Currency– Unless otherwise indicated New Turkish Lira (YTL))

	Notes	Reviewed June 30, 2005	Audited December 31, 2004
ASSETS			
Current Assets		**721.500.554**	653.105.779
Cash and Cash Equivalents	4	**229.262.820**	259.278.687
Available for Sale Securities (net)	5	**893.164**	893.518
Trade Receivables (net)	7	**248.653.459**	141.016.769
Lease Receivables (net)		-	-
Due from Related Parties (net)	9	**3.053.736**	37.651.342
Other Receivables (net)	10	**43.494.954**	26.034.946
Biological Assets (net)		-	-
Inventories (net)	12	**183.522.253**	160.583.296
Receivables from Continuing Construction Contracts (net)		-	-
Deferred Tax Asset		-	-
Other Current Assets	15	**12.620.168**	27.647.221
Non-Current Assets		**1.419.400.200**	1.258.902.973
Trade Receivables (net)		-	-
Lease Receivables (net)		-	-
Due from Related Parties (net)		-	-
Other Receivables (net)	10	**12.862.345**	10.359.095
Investments (net)	16	**234.841.538**	196.957.346
Positive/Negative Goodwill (net)	17	**314.567.921**	242.938.486
Investment Property (net)		-	-
Property, Plant and Equipment (net)	19	**839.160.819**	782.600.759
Intangible Assets (net)	20	**7.101.770**	7.137.895
Deferred Tax Asset	14	**3.227.168**	9.108.805
Other Non-Current Assets	15	**7.638.639**	9.800.587
Total Assets		**2.140.900.754**	1.912.008.752

Convenience Translation of a Report and Financial Statements Originally Issued in Turkish

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi and Its Subsidiaries

CONSOLIDATED INTERIM BALANCE SHEET
As at June 30, 2005
(Currency– Unless otherwise indicated New Turkish Lira (YTL))

	Notes	Reviewed June 30, 2005	Audited December 31, 2004
LIABILITIES			
Current Liabilities		**547.051.577**	297.929.492
Short-term Borrowings (net)	6	**208.690.086**	81.021.522
Current Portion of Long-Term Borrowings (net)	6	**35.686.314**	41.608.566
Lease Obligations (net)	6,8	**393.001**	422.762
Other Financial Liabilities (net)		-	-
Trade Payables (net)	7	**128.268.894**	80.980.298
Due to Related Parties (net)	9	**21.792.964**	14.348.581
Advances Received	21	**1.087.158**	4.134.043
Deferred income from Continuing Construction Contracts		-	-
Provisions	23	**29.250.349**	5.081.350
Deferred Tax Liability		-	-
Other Liabilities (net)	10	**121.882.811**	70.332.370
Non-Current Liabilities		**190.708.444**	185.007.910
Long-term Borrowings (net)	6	**64.706.785**	71.017.293
Lease Obligations (net)	6,8	**1.859.590**	1.453.489
Other Financial Liabilities (net)		-	-
Trade Payables (net)		-	-
Due to Related Parties (net)		-	-
Advances Received		-	-
Provisions	23	**17.836.674**	15.900.978
Deferred Tax Liability	14	**29.856.314**	35.578.888
Other Liabilities (net)	15	**76.449.081**	61.057.262
MINORITY INTEREST		**288.262.968**	291.528.332
EQUITY		**1.114.877.765**	1.137.543.018
Issued Capital	25	**112.876.818**	112.876.818
Issued Capital Subsidiaries Elimination		-	-
Capital Reserves	26	**277.158.066**	277.158.066
Share Premium		-	-
Income on Common Stock Disposals		-	-
Revaluation Fund		-	-
Financial Assets Value Increment Fund		-	-
Adjustment to Issued Capital		**277.158.066**	277.158.066
Profit Reserves		**66.686.583**	73.321.375
Legal Reserves	27	**139.019.414**	124.060.260
Statutory Reserves		-	-
Extraordinary Reserves	27	**65.522.062**	62.278.861
Special Reserves	16,27	**(8.990.097)**	2.814.628
Gain on Sale of Participation and Property, Plant and Equipment to be Transferred to the Issued Capital		-	-
Currency Translation Differences		**(128.864.796)**	(115.832.374)
Net Income		**103.803.989**	232.346.836
Accumulated Profits		**554.352.309**	441.839.923
Total Liabilities and Equity		**2.140.900.754**	1.912.008.752

The explanatory notes on pages 6 through 37 form an integral part of these consolidated interim financial statements.

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi and Its Subsidiaries

CONSOLIDATED INTERIM INCOME STATEMENT
For the six-month period ended June 30, 2005
(Currency– Unless otherwise indicated New Turkish Lira (YTL))

	Notes	Reviewed January 1- June 30, 2005	Unreviewed April 1- June 30, 2005	Reviewed January 1- June 30, 2004	Reviewed April 1- June 30, 2004
OPERATING REVENUE					
Sales (net)	33,36	**747.867.406**	**451.481.667**	705.870.804	449.588.734
Cost of Sales (-)	36	**(346.774.522)**	**(203.424.903)**	(320.004.223)	(200.055.071)
Service Income (net)	36	-	-	-	-
Other income from operations, (net)	36	-	-	-	-
GROSS OPERATING PROFIT		**401.092.884**	**248.056.764**	385.866.581	249.533.663
Operating Expenses (-)	37	**(263.299.436)**	**(142.988.967)**	(240.173.210)	(129.785.666)
PROFIT FROM OPERATIONS		**137.793.448**	**105.067.797**	145.693.371	119.747.997
Other Income	38	**37.277.925**	**30.648.491**	16.436.845	7.030.307
Other Expense (-)	16,38	**(12.343.429)**	**(3.743.238)**	(5.170.133)	(3.686.812)
Financial Expense (-)	39	**(11.961.439)**	**(6.981.832)**	(11.230.395)	(13.712.939)
OPERATING INCOME		**150.766.505**	**124.991.218**	145.729.688	109.378.553
Monetary gain / (loss)	40	-	-	2.833.961	375.581
Minority Interest	24	**(6.842.274)**	**(10.829.599)**	(12.043.664)	(10.289.361)
INCOME BEFORE TAX		**143.924.231**	**114.161.619**	136.519.985	99.464.773
Income Tax	41	**(40.120.242)**	**(26.445.702)**	(40.348.133)	(22.800.893)
NET INCOME		**103.803.989**	**87.715.917**	96.171.852	76.663.880
EARNINGS PER SHARE (FULL YTL)	42	**0,00092**	**0,00078**	0,00085	0,00068

The explanatory notes on pages 6 through 37 form an integral part of these consolidated interim financial statements.

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi and Its Subsidiaries

CONSOLIDATED INTERIM SHAREHOLDERS' EQUITY STATEMENT
For the six-month period ended June 30, 2005
(Currency– Unless otherwise indicated New Turkish Lira (YTL))

	Historical Issued Capital	Adjustment To Issued Capital	Restated Issued Capital	Legal and Extraordinary Reserves	Special Reserves	Currency Translation Differences	Net Income	Accumulated Profits	Total Equity
Balance at December 31, 2004	**112.876.818**	**277.158.066**	**390.034.884**	**186.339.121**	**-**	**(115.832.374)**	**235.657.384**	**441.344.003**	**1.137.543.018**
Change in accounting policy IAS 39 – (Note 2)	-	-	-	-	2.814.628	-	(3.310.548)	495.920	-
Restated balance at December 31, 2004	**112.876.818**	**277.158.066**	**390.034.884**	**186.339.121**	**2.814.628**	**(115.832.374)**	**232.346.836**	**441.839.923**	**1.137.543.018**
Transfer of net income to the accumulated profits	-	-	-	18.202.355	-	-	(130.714.741)	112.512.386	-
Dividend paid	-	-	-	-	-	-	(101.632.095)	-	(101.632.095)
Reserve for shares of associates	-	-	-	-	(16.088.187)	-	-	-	(16.088.187)
Currency translation differences	-	-	-	-	-	(13.032.422)	-	-	(13.032.422)
Securities value increase fund	-	-	-	-	4.283.462	-	-	-	4.283.462
Net income for the year	-	-	-	-	-	-	103.803.989	-	103.803.989
Balance at June 30, 2005	**112.876.818**	**277.158.066**	**390.034.884**	**204.541.476**	**(8.990.097)**	**(128.864.796)**	**103.803.989**	**554.352.309**	**1.114.877.765**

	Historical Issued Capital	Adjustment To Issued Capital	Restated Issued Capital	Legal and Extraordinary Reserves	Special Reserves	Currency Translation Differences	Net Income	Accumulated Profits	Total Equity
Balance at December 31, 2003	112.876.818	277.158.066	390.034.884	150.421.722	-	(76.275.539)	261.436.372	308.916.424	1.034.533.863
Transfer of net income to the accumulated profits	-	-	-	35.917.399	-	-	(168.344.978)	132.427.579	-
Dividend paid	-	-	-	-	-	-	(93.091.394)	-	(93.091.394)
Currency translation differences	-	-	-	-	-	(1.873.270)	-	-	(1.873.270)
Net income for the year	-	-	-	-	-	-	94.082.326	-	94.082.326
Balance at June 30, 2004	112.876.818	277.158.066	390.034.884	186.339.121		(78.148.809)	94.082.326	441.344.003	1.033.651.525
Change in accounting policy IAS 39 – (Note 2)	-	-	-	-	(2.585.446)	-	2.089.526	495.920	-
Restated balance at June 30, 2004	112.876.818	277.158.066	390.034.884	186.339.121	(2.585.446)	(78.148.809)	96.171.852	441.839.923	1.033.651.525

The explanatory notes on pages 6 through 37 form an integral part of these consolidated interim financial statements.

Convenience Translation of a Report and Financial Statements Originally Issued in Turkish

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi and Its Subsidiaries

CONSOLIDATED INTERIM CASH FLOW STATEMENT
For the six-month period ended June 30, 2005
(Currency– Unless otherwise indicated New Turkish Lira (YTL))

	Notes	Reviewed June 30, 2005	Reviewed June 30, 2004
Cash flows from operating activities			
Net profit before income tax, minority interest and monetary gain		**150.766.505**	145.729.688
Adjustments for:			
Depreciation and amortization	17,19,20	**65.597.991**	73.471.952
Loss/(gain) on sale of fixed assets		**701.559**	198.914
Provision for retirement pay liability		**2.701.027**	1.746.289
Foreign exchange loss/(gain) raised from loans	39	**961.918**	2.363.940
Interest expense	39	**6.592.468**	6.719.008
Income from associates	16,38	**(22.164.053)**	197.103
Impairment loss/(gain) on property, plant and equipment		**-**	4.702.264
Other expense		**1.301.369**	1.268.347
Operating profit before changes in operating assets and liabilities		**206.458.784**	236.397.505
Increase in trade receivables and due from related parties, net		**(73.039.084)**	(125.023.643)
(Increase)/decrease in inventories, net		**(22.938.957)**	(8.719.445)
Change in other assets and liabilities		**61.209.810**	78.966.923
Increase/(decrease) in trade payables and due to related parties, net		**54.732.979**	26.819.709
Retirement pay liability paid		**(765.331)**	(161.882)
Taxes paid		**(17.448.011)**	(25.180.563)
Net cash provided by operating activities		**208.210.190**	183.098.604
Cash flows from investing activities			
Purchase of tangible and intangible assets	19	**(145.537.779)**	(87.126.714)
Proceed from sale of tangible assets		**902.039**	6.004.275
Dividend received from investment in associates		**26.128.070**	12.469.414
Dividends paid to minority shareholders		**(1.208.811)**	-
Capital increases by minority shareholders		**-**	7.564.920
Acquisition of associates and subsidiaries		**(127.230.056)**	(979.247)
Net cash used in investing activities		**(246.946.537)**	(62.067.352)
Cash flows from financing activities			
Dividends paid		**(101.632.095)**	(93.091.394)
Proceeds from short-term and long-term		**196.509.613**	83.704.900
Repayment of short-term and long-term		**(74.139.927)**	(85.949.003)
Interest paid		**(5.275.602)**	(1.455.686)
Net cash used in financing activities		**15.461.989**	(96.791.183)
Net increase / (decrease) in cash and cash equivalents		**(23.274.358)**	24.240.069
Monetary gain / (loss) and currency translation differences on cash and cash transactions		**(6.741.863)**	(10.807.727)
Cash and cash equivalents at the beginning of the period		**260.172.205**	137.290.060
Cash and cash equivalents at the end of the period		**230.155.984**	150.722.402

The explanatory notes on pages 6 through 37 form an integral part of these consolidated interim financial statements.

(Currency– Unless otherwise indicated New Turkish Lira (YTL))

NOTE 1. ORGANIZATION AND NATURE OF ACTIVITIES

General

Anadolu Efes Biracılık ve Malt Sanayii A.Ş. (a Turkish corporation – Anadolu Efes, the Company) was established in Istanbul in 1966. Certain shares of Anadolu Efes are listed on the Istanbul Stock Exchange (ISE). The registered office address of the Anadolu Efes is located at Bahçelievler Mahallesi Adnan Kahveci Bulvarı No:5 Bahçelievler-Istanbul.

The Group consists of the Company and its subsidiaries.

Nature of Activities of the Company / Group

The operations of Anadolu Efes and its subsidiaries consist of production of beer under a number of trademarks and production of soft drinks under Coca-Cola trademark and production and marketing of some other local trademarks. The Group, own and operate fifteen beer factories (five in Turkey and ten in other countries), three malt production facilities (two in Turkey and one in Kazakhstan) and three Coca-Cola bottling plants (in other countries). The Group has a joint control over a brewery, Interbrew Efes Brewery S.A., in Romania and an investment company, the Coca Cola Bottling Company of Iraq FZCO, in United Arabic Emirates. In addition, the Group also has minority stake over a bottling plant in Turkmenistan and a malt production facility in Russia.

Anadolu Efes exercises control on 48,30% of total shares of Coca Cola İçecek A.Ş. (CCI) (direct 45,60% and indirect 2,70%), which operates in production of soft drinks with Coca-Cola trademarked beverages in Turkey.

List of Shareholders

As of June 30, 2005 and December 31, 2004, the composition of shareholders and their respective percentage of ownership can be summarized as follows:

	June 30, 2005		December 31, 2004	
	Amount	**%**	Amount	%
Yazıcılar Holding A.Ş.	**33.600.943**	**29,77**	33.600.943	29,77
Anadolu Endüstri Holding A.Ş. (AEH)	**8.852.541**	**7,84**	8.852.541	7,84
Özilhan A.Ş.	**19.533.077**	**17,30**	19.533.077	17,30
Publicly traded and other	**50.890.257**	**45,09**	50.890.257	45,09
Issued capital on historical basis	**112.876.818**	**100,00**	112.876.818	100,00

(Currency– Unless otherwise indicated New Turkish Lira (YTL))

NOTE 1. ORGANIZATION AND NATURE OF ACTIVITIES

List of Subsidiaries

The subsidiaries included in consolidation and their effective shareholding percentages at June 30, 2005 and December 31, 2004 are as follows:

	Place of Incorporation	Principal Activities	Effective Shareholding and Voting Rights %	
			June 30, 2005	December 31, 2004
Efes Breweries International N.V. (EBI) (2)	The Netherlands	Facilitating investments in breweries	70,22	70,22
ZAO Moscow-Efes Brewery (Efes Moscow)	Russia	Production and marketing of beer	49,86	49,86
OAO Amstar (Amstar)	Russia	Production of beer	49,86	49,86
ZAO Efes Entertainment (Efes Entertainment)	Russia	Service sector	42,38	42,38
CJSC Efes Karaganda Brewery (Efes Karaganda)	Kazakhstan	Production and marketing of beer	70,22	70,22
Efes Vitanta Moldova Brewery S.A. (EfesVitanta)	Moldova	Production and marketing of beer, soft drinks, low alcoholic drinks and mineral water	67,76	67,76
Efes Weifert Brewery d.o.o (Efes Weifert)	Serbia	Production and marketing of beer	44,13	44,13
Efes Zajecar Brewery d.o.o (Efes Zajecar)	Serbia	Production and marketing of beer	45,22	45,22
Efes Commerce d.o.o Belgrade (Efes Commerce)	Serbia	Production and marketing of beverages	70,22	70,22
Interbrew Efes Brewery S.A. (Interbrew Efes) (4)	Romania	Production of beer	35,11	35,11
Efes Romania Industrie Si Comert S.A. (ERIC)	Romania	Distribution of beer	70,23	70,23
Efes Productie S.R.L (Efes Productie)	Romania	Distribution of beer	79,18	79,18
Efes Ukraine Brewery (Efes Ukraine)	Ukraine	Production and marketing of beer	41,37	41,37
Euro-Asian Brauerein Holding GMBH (Euro-Asian)	Germany	Investment company of EBI	70,22	70,22
Efes Pazarlama ve Dağıtım Ticaret A.Ş. (Ef-Pa)	Turkey	Marketing and distribution company of the Group in Turkey	100,00	100,00
Tarbes Tarım Ürünleri ve Besicilik Sanayi Ticaret A.Ş. (Tarbes)	Turkey	Providing hops (major ingredient of beer) to the breveries of the Group	99,75	99,75
ATK Dış Ticaret Ltd. Şti. (ATK)	Turkey	Foreign trade	100,00	-
Cypex Co. Ltd. (Cypex)	Cypex	Marketing and distribution of beer	100,00	95,00
Efes Sınai Yatırım Holding A.Ş. (Efes Sınai) (3)	Turkey	Facilitating investments in soft drinks in foreign countries	51,88	51,88
J.V.Coca Cola Almaty Bottlers Limited Liability Partnership (Almaty CC)	Kazakhstan	Production, bottling, distribution and selling of Coca-Cola and distributions of Efes products	45,41	45,41
Tonus Open Joint Stock Company (Tonus)	Kazakhstan	Investment company of Efes Sınai	48,22	48,22
Azerbaijan Coca-Cola Bottlers LLC (Azerbaijan CC)	Azerbaijan	Production, bottling, distribution and selling of Coca-Cola products	46,65	46,65
Coca Cola Bishkek Bottlers Closed Joint Stock Company (Bishkek CC)	Kyrgyzstan	Production, bottling, distribution and selling of Coca-Cola and distributions of Efes products	46,69	46,69
Efes Invest Holland B.V. (Efes Holland)	The Netherlands	Investment company of Efes Sınai	51,88	51,88
Rostov Beverage C.J.S.C. (Rostov)	Russia	Ceased production in 2000 and leased its plant to Efes Moscow	51,88	51,88
The Coca-Cola Bottling Company of Iraq FZCO (JV Dubai) (1) (4)	United Arabic Emirates	Investment company of Efes Sınai	25,94	-
Efes Sınai Dış Ticaret A.Ş. (EST)	Turkey	Foreign trade	51,36	51,36
Anadolu Efes Technical and Management Consultancy N.V. (AETMC)	Antilles, Netherlands	Providing technical assistance	99,75	99,75
Efes Holland Technical Management Consultancy B.V. (EHTMC)	The Netherlands	Providing technical assistance	99,75	99,75

(1) Please refer to Note 32 for detailed information.
(2) Shares are currently traded on the London Stock Exchange.
(3) Shares are currently traded on the ISE and the London Stock Exchange.
(4) Proportionally consolidated.

NOTE 1. ORGANIZATION AND NATURE OF ACTIVITIES (Continued)

Environments and Economic Conditions of Foreign Subsidiaries

Certain countries, in which consolidated subsidiaries are operating, have undergone substantial, political and economical changes in the recent years. Accordingly such markets do not possess well-developed business infrastructures and the operations in such countries might carry risks, which are not typically associated with those in more developed markets. Uncertainties regarding the political, legal, tax and/or regulatory environment, including the potential for adverse changes in any of these factors, could significantly affect the subsidiaries' ability to operate commercially.

Seasonality of operations

Beer and soft drinks consumption is seasonal, typically resulting in higher demand during the summer season and accordingly lower profitability and turnover during the first half of the year. The figures for the first half include the effects of the seasonal variations. The results of business operations for the first six months up to June 30, 2005 do not necessarily constitute an indicator for the results to be expected for the overall fiscal year.

NOTE 2. BASIS OF PREPARATION OF FINANCIAL STATEMENTS

Basis of Preparation of Financial Statements

The consolidated interim financial statements of the Company have been prepared in accordance with accounting and reporting standards as prescribed by Turkish Capital Market Board ("CMB Accounting Standards"). The CMB has issued Communiqué no. XI-25 "Communiqué on Accounting Standards in Capital Markets" which sets out a comprehensive set of accounting principles. In this Communiqué, the CMB stated that, as an alternative, application of accounting standards prescribed by the International Accounting Standards Board and the IASC will also be considered to be compliant with the CMB Accounting Standards.

With the decision taken on March 17, 2005, the CMB has declared that application of inflation accounting is no longer required for companies operating in Turkey which are reporting in accordance to CMB Accounting Standards effective from January 1, 2005. The consolidated interim financial statements have been prepared under the alternative application defined by the CMB as explained above. The consolidated interim financial statements and explanatory notes are presented using the compulsory standard formats as prescribed by the CMB.

The Company and the subsidiaries, which operate in Turkey, maintain their books of account and prepare their statutory financial statements in YTL in accordance with the Generally Accepted Accounting Principles in Turkey promulgated by the Turkish Capital Market Board; and Turkish Commercial Code and Tax Legislation and the Uniform Chart of Accounts issued by the Ministry of Finance. The foreign subsidiaries maintain their books of account and prepare their statutory financial statements in their local currencies and in accordance with the rules and regulations of the countries in which they operate. In December 2000, ERIC and Efes Productie were placed in liquidation and as result changed their basis of accounting, from going-concern basis to the liquidation basis.

The consolidated interim financial statements have been prepared from statutory financial statements of the Company and its subsidiaries and presented with adjustments and certain reclassifications for the purpose of fair presentation in accordance with the formats required by the CMB Accounting Standards.

Accounting and Preparation of the Financial Statements During Hyperinflationary Periods

The measurement and presentation currency of the Company is YTL. As a result of a long period of high inflation, the Turkish Lira (TL) has ended up in large denominations, creating difficulty in expressing and recording transactions. A new law was enacted on January 31, 2004 to introduce Yeni Türk Lirası (New Turkish Lira, YTL) the new currency unit of the Turkey. Conversion rate for TL against YTL is fixed at YTL 1 to 1.000.000 throughout the period until complete phase-out of TL. Accordingly the Company's measurement and presentation currency as of December 31, 2004 is YTL and comparative figures for the prior year(s) have also been presented in YTL, using the conversion rate of TL 1.000.000 = YTL 1,00.

(Currency- Unless otherwise indicated New Turkish Lira (YTL))

NOTE 2. BASIS OF PREPARATION OF FINANCIAL STATEMENTS (continued)

According to the Wholesale Price Index determined by State Institute of Statistics, the cumulative inflation rate, covering last three years is 69,7% and the annual inflation rate is 13,8% as of December 31, 2004. As of June 30, 2005, the cumulative inflation rate, covering last three years is 55,7% and the annual inflation rate is 8,7%. In connection with the announcement of CMB noted 7642 and dated March 18, 2005, the financial statements are lastly restated as of December 31, 2004 since the objective conditions required for the restatement have not been realized and the CMB predicts that the indication of the realization of these conditions in the future are mainly disappeared.

The restatement for the changes in the general purchasing power of YTL as of December 31, 2004 is based on IAS 29 ("Financial Reporting in Hyperinflationary Economies"). IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date and the corresponding figures for previous periods be restated in the same terms. Index and conversion factors as of December 31, 2004 for the last three year are as follows:

Date	Index	Conversion Factors
December 31, 2002	6.478,8	1,29712
December 31, 2003	7.382,1	1,13840
June 30, 2004	7.982,7	1,05275
December 31, 2004	8.403,8	1,00000

The main guidelines for the restatement of prior consolidated financial statements are as follows:

- Consolidated interim financial statements as of June 30, 2004 ,presented for the purpose of comparison, are expressed in terms of the purchasing power at the time of termination of the application of inflation accounting, December 31, 2004.

- Non-monetary assets and liabilities and the components of shareholders' equity including the share capital in the consolidated interim balance sheet as of June 30, 2005, are presented with the additions till December 31, 2004 expressed in terms of the purchasing power at December 31, 2004 and the additions after December 31, 2004 at carrying nominal value.

- Non-monetary assets and liabilities which are not carried at amounts current at the balance sheet date and the components of shareholders' equity including the share capital in the consolidated balance sheet as of December 31, 2004 are restated by applying the relevant conversion factors at current amounts prevailing as of December 31, 2004.

- The effect of inflation on the net monetary position of the Company is included in the income statement for the period ended June 30, 2004 and presented as monetary gain or loss.

- The consolidated interim income statement for the period ended June 30, 2005 is presented with historical values, except for the depreciation and amortisation charges, which are calculated over the restated gross book value of tangible and intangible assets expressed in terms of the purchasing power of December 31, 2004 and total nominal value of additions after January 1, 2005 , and gain and losses on disposal of these assets.

(Currency– Unless otherwise indicated New Turkish Lira (YTL))

NOTE 2. BASIS OF PREPARATION OF FINANCIAL STATEMENTS (continued)

Measurement and Reporting Currencies of Foreign Subsidiaries

		June 30, 2005	June 30, 2004
Subsidiary	National Currency	Measurement Currency	Measurement Currency
EBI	EURO	USD	USD
Efes Moscow	Russian Ruble (RUR)	RUR	RUR
OAO Amstar	Russian Ruble (RUR)	RUR	RUR
Efes Karaganda	Kazahk Tenge (KZT)	KZT	KZT
Efes Vitanta	Moldovan Leu (MDL)	MDL	MDL
Efes Weifert	Yugoslavin Dinar (YUM)	YUM	YUM
Efes Zajecar	Yugoslavin Dinar (YUM)	YUM	YUM
Interbrew Efes	Leu (ROL)	EURO	EURO
Efes Sınai	YTL	USD	USD
Efes Holland	EURO	USD	USD
Almaty CC	KZT	USD	USD
Azerbaijan CC	Manat	USD	USD
Bishkek CC	SOM	USD	USD
Rostov	RUR	USD	USD
Tonus	KZT	USD	USD
AETMC	EURO	EURO	EURO
EHTMC	EURO	EURO	EURO
Efes Ukraine, Euro-Asien, ERIC , Efes Commerce, Efes Productie, Kuban, ACCB,JV Dubai, Efes Entertainment	Çeşitli	Çeşitli	Çeşitli

As a result of the structure of subsidiaries located in foreign countries and and the fact that some foreign subsidiaries transact more of their business in EURO or USD than in any other currency, those foreign subsidiaries have adopted EURO or USD as their measurement currencies. The majority of the foreign consolidated subsidiaries are regarded as foreign entities since they are financially, economically and organizationally autonomous.

Comparative Information

To be consistent with current year consolidated financial statements prepared in accordance with the compulsory standart formats prescribed by the CMB for financial statements and explanatory notes with a resolution ,numbered 1604 and taken on December 12,2004, the Company has made certain reclassifications in the consolidated financial statements and explanatory notes prepared in accordance with the CMB Accounting Standards as of December 31, 2004 and June 30,2004.

Changes in accounting policies and restatement of prior years' figures

International Accounting Standart no: 39 ("IAS39"), Financial Instruments, was regulated effective from January 1, 2005. According to the regulation, gains and losses related with available for sale investments are directly recognized in equity untill the derecognition of related investment from financial statements

The Company recognized gains and losses related with the available for sale investments in income statement till January 31,2004. According to the amendment in the accounting policey, the Company restated the figures retrospectively as mentioned in the standard and this results a change in the comparative figures.

Offsetting

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforcable right to set-off the recognised amounts and there is an intention to settle on a basis or realize the asset and settle the liability simultaneously.

(Currency– Unless otherwise indicated New Turkish Lira (YTL))

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in preparing the consolidated interim financial statements of the Group are as follows:

Basis of Consolidation

The consolidated interim financial statements comprise the financial statements of the Company and its subsidiaries drawn up to reporting date. Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. The consolidated interim financial statements of the Group include Anadolu Efes and the subsidiaries, which it controls. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital and is able to govern the financial and operating policies of an enterprise so as to benefit from its activities. The equity and net income attributable to minority shareholders' interests are shown separately in the consolidated interim balance sheet and income statement, respectively.

Intercompany balances and transactions, including intercompany profits and unrealized profits and losses are eliminated. Consolidated interim financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

The purchase method of accounting is used for acquired business. Subsidiaries acquired or disposed of during the year are included in the consolidated interim financial statements from the date of acquisition or to the date of disposal.

The investment is ceased at ACCB, therefore the Group Management discontinued to consolidate ACCB's financial statements to the Group's financial statements as of December 31, 2003. The liquidation process of ACCB started on March 26, 2004 with an official announcement of the liquidation, and therefore ACCB is carried at cost. In addition, as Kuban is a dormant company as of June 30, 2005 and December 31, 2004, the Management discontinued consolidating Kuban's financials to the consolidated financial statements as of December 31, 2003 (Note 16).

Financial Assets

Investment in Associates

The Group's investments in associates are accounted for under the equity method of accounting. There are entities in which the Group has significant influence and which are neither subsidiaries nor joint ventures of the Group. The investments in associates are carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associates, less any impairment in value. The income statement reflects the Group's share of the results of operations of the associates. The Group's investment in associates includes goodwill (amount as of December 31, 2004 with net of accumulated amortization) on acquisition, which is disclosed separately in the consolidated financial statements and treated in accordance with the accounting policy for goodwill stated below.

Available for Sale Securities

All investments are initially carried at cost, being the fair value of the consideration given and including acquisition changes associated with the investment.

After initial recognition, investments which are classified as available-for-sale, are measured at fair value. For investments that are actively traded in organized financial markets, fair value is determined by reference to stock exchange quoted market bid prices at the close of business on the balance sheet date. Investments classified as available-for-sale investments, that do not have a quoted market price in an active market and whose fair value can not be reliably measured by alternative valuation methods, are measured at cost. The carrying amounts of such investments are reviewed at each balance sheet date for impairment. Non-monetary assets are carried at cost,

translated into the respective measurement currencies using the exchange rate at the date of the transaction (historical rate).

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

All regular way purchases and sales of financial assets are recognized on the trade date i.e. the date that the Group commits to purchase or to sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame generally established by regulation or convention in the market place.

Investment in Joint Venture

Interests in joint venture investment are recognized by including the accounts using the proportionate consolidation basis, i.e. by including in the accounts under the appropriate financial statements headings of the Company's proportion of the joint venture revenue, costs, assets and liabilities. An assessment of interests in joint ventures is made when there are indications that the assets have been impaired or the impairment losses recognized in prior years no longer exist.

Use of Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results may vary from the current estimates. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in income statement in the periods in which they become known.

Cash and Cash Equivalents

For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less. The amounts paid under the reverse repurchase agreements are included in the cash and cash equivalents.

Trade and Other Receivables

Trade receivables, which generally have 5-90 day terms, are recognized at original invoice amount and carried at amortized cost less an allowance for any uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

Inventories

Inventories, including work-in-process are valued at the lower of cost and net realizable value, after provision for obsolete items. Net realizable value is the selling price in the ordinary course of business, less the costs of completion, marketing and distribution. Cost is determined primarily on the basis of weighted average cost or First-In-First-Out methods. For processed inventories, cost includes the applicable allocation of fixed and variable overhead costs based on a normal operating capacity. Unrealizable inventory has been fully written off.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment in value. Land is not depreciated.

Depreciation is computed on straight-line method over the following estimated useful lives:

Buildings and land improvements	10-50 years
Machinery and equipment	4-15 years
Office equipment	4-15 years
Infrastructure	5-40 years
Leasehold improvements	5 years or the life of the rent agreement
Furniture, fixtures and vehicles	3-15 years
Returnable bottles and cases	5 years
Other tangible assets	2-14 years

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of property, plant and equipment is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in the income statement.

The Company and its subsidiaries, which operate in Turkey, account for returnable bottles in tangible assets. The foreign subsidiaries account for returnable bottles and other containers in inventory. Deposit liabilities relating to such returnable bottles are reflected in liabilities. The Company and its subsidiaries sell their products also in non-returnable bottles. For such sales, there is no deposit obligation of the Company and its subsidiaries.

Leases

<u>The Group as Lessee</u>

Finance Lease

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Capitalized leased assets are depreciated over the estimated useful life of the asset.

Operating Lease

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Group as Lessor

Operating Lease

The Group presents assets subject to operating leases in the balance sheets according to the nature of the asset. Lease income from operating leases is recognized in income on a straight- line basis over the lease term. Initial direct costs incurred specifically to earn revenues from an operating lease are recognized as an expense in the income statement in the period in which they are incurred.

Intangible Assets

Intangible assets acquired separately from a business are capitalized at cost. Intangible assets acquired as part of an acquisition of a business are capitalized separately from goodwill if the fair value can be measured reliably on initial recognition, subject to the constraint that, unless the fair value is limited to an amount that does not create or increase any negative goodwill arising on the acquisition. Intangible assets, excluding development costs, created within the business are not capitalized and expenditure is charged against profits in the year in which it is incurred. Intangible assets are amortized on a straight-line basis over the best estimate of their useful lives.

The carrying values of intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

The cost of acquisition of new software is capitalized and treated as an intangible asset if these costs are not an integral part of the related hardware. Software is amortized on a straight-line basis over 1 to 5 years.

Goodwill

Goodwill represents the excess of the cost of the acquisition over the fair value of identifiable net assets of a subsidiary, associate or joint venture at the date of acquisition. Goodwill arose from the acquisitions before March 31, 2004 is amortized on a straight-line basis over its useful economic life up to a presumed maximum of 20 years. Starting from January 1, 2005, the goodwill arising from the business combinations before March 31, 2004 is not amortized on a straight-line basis in accordance with IFRS 3.

Instead of amortization method, goodwill is reviewed at least annually for possible impairment and when events and changes in circumstances indicate that the carrying value may not be recoverable. Goodwill is stated at cost less accumulated amortization and any impairment in value.

In accordance with IFRS 3, Group does not amortize the goodwill arising from the business combinations after March 31, 2004, such goodwill is reviewed and adjusted for impairment where it is considered necessary.

Research and Development Cost

Research and development costs are expensed as incurred. Development expenditure incurred on an individual project is carried forward when its future recoverability can reasonably be regarded as assured. Any expenditure carried forward is amortized over the period of expected future sales from the related project.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Provisions, Contingent Assets and Liabilities

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an interest expense.

Contingent Assets and Liabilities

Contingent liabilities are not recognized in the financial statements, but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognized in the financial statements, but disclosed when an inflow of economic benefits is probable.

Revenue

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenues are stated net of discounts, value added and sales taxes.

The following specific recognition criteria must also be met before revenue is recognized:

Sale of Goods

Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably.

Rendering of Services

Revenue from rendering services is recognized by reference to the stage of completion when it can be measured reliably. Where the contract outcome cannot be measured reliably, revenue is recognized only to the extent of the associated expenses that are recoverable.

Interest

Revenue is recognized as the interest accrues.

Government Grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attached to such grants, and that the grants will be received. They are recognized to income over the period to match them with the related costs that they are intended to compensate. Income relating to government grants is recognized as a deduction from the appropriate expense.

(Currency– Unless otherwise indicated New Turkish Lira (YTL))

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All differences are taken to the income statement of the associated period, as foreign currency loss and gain.

Foreign currency translation rates used by the Group's subsidiaries in Turkey as of respective period-ends are as follows:

Reporting Date	USD / YTL (full)	EURO / YTL (full)
June 30, 2004	1,485911	1,806868
December 31, 2004	1,342100	1,826800
June 30, 2005	1,341300	1,616700

The assets and liabilities of foreign subsidiaries are translated at the rate of exchange ruling at the balance sheet date. The income statements of foreign subsidiaries are also translated at period-end exchange rates, which are considered as a proxy to restate such income statement amounts at period-end purchasing power of YTL. Differences resulting from the deviation between the inflation rate and the appreciation of foreign currencies against the New Turkish Lira related to equity accounts of consolidated subsidiaries were taken to equity as "Currency Translation Differences".

On disposal of a foreign entity, currency translation differences are recognized in the income statement as a component of the gain or loss on disposal. Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the acquiring company and are recorded at the exchange rate at the date of the transaction, and restated thereafter.

Employee Benefits / Employee Termination Benefits

Determined Benefit Plan

In accordance with existing social legislation in Turkey, the Company is required to make lump-sum termination indemnities to each employee who has completed over one year of service with the Company and whose employment is terminated due to retirement or for reasons other than resignation or misconduct.

In the consolidated financial statements the Group has reflected a liability calculated using the Projected Unit Credit Method and based upon estimated inflation rates and factors derived using the Group's experience of personnel terminating their services and being eligible to receive such benefits and discounted by using the current market yield at the balance sheet date on government bonds.

Determined Additional Plans

The Group pays contributions to the Social Security Institution of Turkey on a mandatory basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are paid.

Borrowings

All borrowings are initially recognized at cost, being the fair value of the consideration received net of issue costs associated with the borrowing. After initial recognition, borrowings are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Gains and losses are recognized in net profit or loss when the obligations related with the borrowings are removed.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Borrowing Costs

Borrowing costs are generally expensed as incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds.

Income Taxes

Tax expense / (income) is the aggregate amount included in the determination of net profit or loss for the period in respect of current and deferred tax.

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred income tax liabilities are recognized for all taxable temporary differences.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carry-forward of unused tax assets and unused tax losses can be utilized.The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Financial Risk Management and Policies

The Group's principal financial instruments comprise bank borrowings, finance leases, cash and short-term deposits. The main purpose of these financial instruments is to raise funds for the Group's operations. The Group has various other financial instruments such as trade debtors and trade creditors, which arise directly from its operations.

The main risks arising from the Group's financial instruments can be identified as interest rate risk, foreign currency risk, credit risk, liquidity risk , credit risk. The board/management reviews and agrees policies for managing each of these risks. The Group also monitors the market price risk arising from all financial instruments. Related policies can be summarized as follows:

Foreign currency risk

Foreign currency risk arises from the EURO and USD denominated assets of the Company. The Company also has transactional currency exposures. Such exposures arise from sales or purchases or borrowings by the Company in currencies other than the Company's measurement currency (YTL). The Company manages foreign currency risk by using natural hedges that arise from offsetting foreign currency denominated assets and liabilities.

Price risk

The Company and its subsidiaries are exposed to exchange rate fluctuations due to the nature of their businesses. Currencies strengthening against the subsidiaries' local currencies have an adverse effect on the Group's results. Certain parts of the interest rates related to borrowings are based on market interest rates; therefore the Company and its subsidiaries are exposed to interest rate fluctuations on domestic and international markets.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company attempts to control credit risk by monitoring credit exposures, limiting transactions with specific counterparties, and continually assessing the creditworthiness of the counterparties.

Concentrations of credit risk arise when a number of counterparties are engaged in similar business activities or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations of credit risk indicate the relative sensitivity of the Company's performance to developments affecting a particular industry or geographic location.

The Company seeks to manage its credit risk exposure through diversification of sales activities to avoid undue concentrations of risks with individuals or groups of customers in specific locations or businesses. The Company also obtains security when appropriate.

Liquidity risk

Liquidity risk is the risk that an entity will be unable to meet its net funding requirements. The risk is mitigated by matching the cash in and out flow volume supported by committed lending limits from qualified credit institutions.

Recognition and Derecognition of Financial Instruments

The Group recognizes a financial asset or financial liability in its balance sheet when and only when it becomes a party to the contractual provisions of the instrument. The Group derecognizes a financial asset or a portion of financial asset when and only when it loses control of the contractual rights that comprise the financial asset or a portion financial asset. The Group derecognizes a financial liability when and only when a liability is extinguished that is when the obligation specified in the contract is discharged, cancelled and expires.

Geographical and Business Segments

For management purposes, the Group is organized into two major geographical areas. These areas are the basis upon which the Group reports its primary segment information. Business segment is presented as secondary segment. Financial information on geographical and business segments is presented in Note 33.

(Currency– Unless otherwise indicated New Turkish Lira (YTL))

NOTE 4. CASH AND CASH EQUIVALENTS

	June 30, 2005	December 31, 2004
Cash on hand	**396.666**	159.963
Bank accounts (including short-term time deposits)	**227.507.541**	258.641.769
Other	**1.358.613**	476.955
	229.262.820	259.278.687

As of June 30, 2005 loans of YTL 84.110.013 are secured with the same amount of cash at banks by Anadolu Efes and EBI for the use of subsidiaries. (December 31, 2004 - YTL 18.224.376).

NOTE 5. AVAILABLE FOR SALE SECURITIES

	June 30, 2005	December 31, 2004
Anadolu Grubu (A) type investment fund	**893.164**	893.518

Anadolu Grubu (A) type investment fund was issued by Alternatifbank A.Ş. and is valued at its market value at balance sheet date.

NOTE 6. BORROWINGS

	June 30, 2005	December 31, 2004
Short Term		
Bank borrowings	**208.690.086**	81.021.522
Current portion of long-term borrowings	**35.686.314**	41.608.566
Finance lease obligations	**393.001**	422.762
	244.769.401	123.052.850
Long Term		
Bank borrowings	**64.706.785**	71.017.293
Finance lease obligations	**1.859.590**	1.453.489
	66.566.375	72.470.782
Total Borrowings	**311.335.776**	195.523.632

(Currency– Unless otherwise indicated New Turkish Lira (YTL))

NOTE 6. BORROWINGS (continued)

As of June 30, 2005, YTL 121.669.151 (December 31, 2004 – YTL 81.446.000) of the total borrowings are secured with the followings:

In addition, related with foreign subsidiaries:

- Certain fixed assets amounting to YTL 5.396.050 (December 31, 2004 – YTL 5.792.504).
- Cash collaterals amounting to YTL 41.618.719 (December 31, 2004 – YTL 8.066.021).
- 43% of the Efes Moscow shares and all shares of Efes Karaganda on hand, Efes Moscow's and Efes Karaganda's immovable and movable properties, including inventory balances; the assignment of the rights regarding insurance coverage in respect of the Efes Moscow's property; all Efes Moscow's shares held by EBI.
- Inventory amounting to YTL 794.050 (December 31, 2004 – YTL 887.128).
- According to the agreement made with EBRD, Efes Moscow's profit distribution to EBI, which is in the position of its shareholder, is dependent on EBRD's approval.

The effective interest rates at the balance sheet date were as follows:

	June 30, 2005	December 31, 2004
Non-Current		
USD and EURO denominated borrowings	**Libor+3,13%-Libor+3,65%** **4,0% - 7,0%**	Libor+2,35% - Libor+3,75% 4,0% - 7,0%
Current		
USD and EURO denominated borrowings	**Libor+0,5% - Euribor+1,6%** **1,0% - 8%**	Libor + (0,5%-4,1%) 1,0% - 6,25%
Other currency denominated borrowings	**8,25% - 11,0%**	8,0% - 18,0%
Finance lease obligations	**6,0% - 8,3%**	6,0% - 8,3%

Repayments of long-term borrowings are scheduled as follows (excluding finance lease obligation):

	June 30, 2005	December 31, 2004
2006	**16.233.754**	23.931.761
2007	**32.389.191**	26.814.447
2008	**13.859.653**	20.271.085
Thereafter	**2.224.187**	-
	64.706.785	71.017.293

(Currency– Unless otherwise indicated New Turkish Lira (YTL))

NOTE 7. TRADE RECEIVABLES AND PAYABLES

SHORT TERM TRADE RECEIVABLES

	June 30, 2005	December 31, 2004
Trade receivable	**245.614.962**	144.440.502
Notes and cheques receivable	**15.041.228**	8.790.505
Deposits and guarantees given	**589.435**	106.818
Provision for doubtful accounts	**(12.592.166)**	(12.321.056)
	248.653.459	141.016.769

SHORT TERM TRADE PAYABLES

	June 30, 2005	December 31, 2004
Trade payables, net	**127.304.719**	80.393.137
Deposits and guarantees received	**964.175**	587.161
	128.268.894	80.980.298

NOTE 8. LEASE RECEIVABLES AND OBLIGATIONS

Lessee-Finance Lease

Property leased by the Company and its subsidiaries include buildings, machinery and equipment, motor vehicles and furniture and fixtures. The most significant obligations assumed under the lease terms, other than rental payments, are the upkeep of the facilities, insurance and property taxes. Lease terms generally range from 2 to 25 years with options to renew at varying terms.

Lessee - Operating Lease

The Group has various operating lease agreements for lands in Romania and in Russia, where the subsidiaries operate on, and for machinery and equipment.

The brewery of Efes Moscow is situated on a site leased from the Moscow City Government under a 49-year lease contract. The lease rights, as well as fixed assets, are mortgaged for the full carrying amounts to secure obligations of Efes Moscow under the loan agreements with the EBRD.

(Currency– Unless otherwise indicated New Turkish Lira (YTL))

NOTE 9. RELATED PARTY BALANCES AND TRANSACTIONS

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making the financial and operating decisions. The Group is controlled by Yazıcılar Holding A.Ş., Anadolu Endüstri Holding A.Ş. and Özilhan A.Ş. which owns 29,77% (December 31, 2004 – 29,77%), 7,84% (December 31, 2004 – 7,84%) and 17,30% (December 31, 2004 – 17,30%) of ordinary shares, respectively. For the purpose of these consolidated financial statements, unconsolidated subsidiaries, associates, shareholders and joint venture companies are referred to as related parties. Related parties also include individuals that are principle owners, management and members of the Group's Board of Directors and their families.

BALANCES WITH RELATED PARTIES

a) Due from Related Parties

	June 30, 2005	December 31, 2004
AEH (4)	**469.455**	35.907.886
Turkmenistan CC (3)	**231.068**	231.205
Mutena Maltery (2)	**95.759**	119.883
Other	**313.940**	562.523
	1.110.222	36.821.497
Receivable from personnel	**1.943.514**	829.845
	3.053.736	37.651.342

b) Due to Related Parties

	June 30, 2005	December 31, 2004
Mutena Maltery (2)	**3.509.401**	4.279.202
AEH (4)	**2.032.334**	2.787.577
Oyex GMBH (1)	**3.859.277**	502.217
Anadolu Isuzu (1)	**-**	523.549
Anadolu Bilişim Hizmetleri (1) (2)	**926.327**	487.098
Other	**1.639.955**	1.473.200
	11.967.294	10.052.843
Payable to personnel	**9.825.670**	4.295.738
	21.792.964	14.348.581

(Currency– Unless otherwise indicated New Turkish Lira (YTL))

NOTE 9. RELATED PARTY BALANCES AND TRANSACTIONS (continued)

TRANSACTIONS WITH RELATED PARTIES

Significant transactions with related parties during the period ended June 30, 2005 and 2004 are as follows:

a) Purchases of Goods and Other Charges

	June 30, 2005	June 30, 2004
AEH (4)	**4.994.358**	3.391.561
AEH Münih (1)	**1.155.824**	1.638.482
Anadolu Bilişim Hizmetleri (1) (2)	**3.742.530**	2.618.000
Anadolu Isuzu (1)	**318.904**	584.352
Anadolu Vakfı (1)	**3.900.000**	-
Efes Tur (1)	**308.239**	372.547
Oyex GMBH(1)	**5.143.929**	4.111.767
Çelik Motor Ticaret A.Ş. (1)	**321.605**	270.676
Mutena Maltery (2)	**2.634.968**	2.207.196
Efes Pilsen Spor Kulübü (1)	**10.000.000**	8.941.843
Other	**205.974**	327.592
	32.726.331	24.464.016

b) Financial Income / (Expense), Net

	June 30, 2005	June 30, 2004
Alternatifbank(2)	**3.144.644**	3.426.398
AEH(4)	**1.541.715**	8.784.093
Other	**(139.495)**	-
	4.546.864	12.210.491

(1) Related party of Yazıcılar Holding A.Ş., a shareholder
(2) Available for sale investment of the Group
(3) A related party of Efes Sınai
(4) The shareholder of the Group

(Currency– Unless otherwise indicated New Turkish Lira (YTL))

NOTE 10. OTHER RECEIVABLES AND PAYABLES

OTHER CURRENT RECEIVABLES

	June 30, 2005	December 31, 2004
Value Added Tax (VAT) deductible and VAT to be transferred	**20.066.872**	12.251.949
Advances given to suppliers	**22.984.018**	12.177.771
Other	**444.064**	1.605.226
	43.494.954	26.034.946

OTHER NON-CURRENT RECEIVABLES

	June 30, 2005	December 31, 2004
Deferred VAT and other taxes	**11.177.567**	6.809.055
Advances given to suppliers	**-**	2.329.886
Other	**1.684.778**	1.220.154
	12.862.345	10.359.095

OTHER CURRENT PAYABLES

	June 30, 2005	December 31, 2004
Taxes other than on income	**104.608.291**	61.766.022
Expense accruals	**5.131.693**	3.692.161
Other	**12.142.827**	4.874.187
	121.882.811	70.332.370

NOTE 11. BIOLOGICAL ASSETS

None (2004 : None).

NOTE 12. INVENTORY

	June 30, 2005	December 31, 2004
Finished goods	**22.365.784**	19.277.530
Work-in-process	**27.660.912**	28.324.973
Raw materials	**77.724.910**	71.340.671
Merchandise	**4.667.150**	2.328.094
Supplies	**12.805.230**	4.482.124
Bottles and cases	**31.406.540**	32.339.242
Less: reserve for obsolescence, net	**(19.293.259)**	(14.473.208)
Other	**26.184.986**	16.963.870
	183.522.253	160.583.296

(Currency– Unless otherwise indicated New Turkish Lira (YTL))

NOTE 13. RECEIVABLES AND DEFERRED INCOME FROM CONTINUING CONSTRUCTION CONTRACTS

None (2004 : None).

NOTE 14. DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities are recognized based upon temporary differences arising between the financial statements and the statutory tax financial statements in accordance with temporary differences. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

	June 30, 2005	December 31, 2004
Deferred tax assets	**3.227.168**	9.108.805
Deferred tax liabilities (-)	**(29.856.314)**	(35.578.888)
Deferred tax liabilities, net	**(26.629.146)**	(26.470.083)

NOTE 15. OTHER CURRENT / NON-CURRENT ASSETS AND LIABILITIES

OTHER CURRENT ASSETS

	June 30, 2005	December 31, 2004
Prepaid expenses	**11.758.431**	13.324.117
Prepaid taxes	**861.737**	14.323.104
	12.620.168	27.647.221

OTHER NON-CURRENT ASSETS

	June 30, 2005	December 31, 2004
Prepaid expenses	**5.556.941**	7.529.754
Prepayments for finance lease	**2.081.698**	2.270.833
	7.638.639	9.800.587

OTHER NON-CURRENT LIABILITIES

	June 30, 2005	December 31, 2004
Deposits and guarantees taken	**61.455.515**	52.073.072
Deferred VAT and other taxes	**11.177.567**	6.809.055
Other	**3.815.999**	2.175.135
	76.449.081	61.057.262

(Currency- Unless otherwise indicated New Turkish Lira (YTL))

NOTE 16. INVESTMENTS

	June 30, 2005	December 31, 2004
Investments in associates	**207.940.790**	174.276.728
Investments in securities	**26.900.748**	22.680.618
	234.841.538	196.957.346

INVESTMENTS IN ASSOCIATES

The following is a list of the investments in associates:

			June 30, 2005			December 31, 2004	
Entity	Principle Activities	Country of Business	Carrying Value	Ownership Interest (%)	Group's Share of Income / loss	Carrying Value	Ownership Interest (%)
Coca-Cola İçecek A.Ş. (CCI)	Production of soft drinks order Coca-Cola trademark in Turkey	Turkey	**205.044.392**	**48,30 (*)**	**22.327.931**	171.215.092	33,33
Turkmenistan CC	Importing, bottling, distribution and selling of Coca-Cola products	Turkmenistan	**2.896.398**	**17,25**	**(163.878)**	3.061.636	17,25
			207.940.790		**22.164.053**	174.276.728	

(*) Refer to Note 1 and 32

INVESTMENTS IN SECURITIES

	Participation Percentage %		Participation Amount	
	June 30 2005	December 31 2004	June 30 2005	December 31 2004
Alternatifbank (**)	**7,46**	7,46	**20.186.430**	15.902.968
ZAO Mutena Maltery (Mutena Maltery)	**16,66**	16,66	**4.946.009**	4.945.707
ACCB	**51,88**	51,88	**737.715**	738.155
Kuban	**51,88**	51,88	**502.987**	503.288
Others	-	-	**1.095.937**	1.112.559
Less: Impairment provision for ACCB and Kuban			**(568.330)**	(522.059)
			26.900.748	22.680.618

(**) Available for sale investments (except for Alternatifbank) are carried at cost, since these investments do not have a quoted market price in an active market and its fair value cannot be reliably measured by alternative valuation methods. Shares of Alternatifbank are traded on the Istanbul Stock Exchange, and the Group carried the shares of Alternatifbank at fair value based on the average of the weighted average prices in the last five days on the Istanbul Stock Exchange prior to June 30, 2005. As a result of the valuation, YTL 7.098.090 is recognized under equity in "Special Reserves" as "Securities Value Increase Fund" in the consolidated interim balance sheet as at June 30, 2005.

(Currency– Unless otherwise indicated New Turkish Lira (YTL))

NOTE 17. POSITIVE/NEGATIVE GOODWILL

Net carrying amount as of January 1, 2005	**242.938.486**
Additions (Note 32)	**73.503.375**
Currency translation differences	**(1.873.940)**
Net carrying amount as of June 30, 2005	**314.567.921**

NOTE 18. INVESTMENT PROPERTY

None (2004 : None).

NOTE 19. PROPERTY, PLANT AND EQUIPMENT

For the six-month period ended June 30, 2005, the movements of property, plant and equipment are as follows:

	January 1 2005	Additions	Disposals	Currency translation differences	Transfers	June 30 2005
Cost						
Land and land improvements	46.240.228	30.224	(5.417)	(495.188)	(382.458)	45.387.389
Buildings	408.224.646	59.964	(539.074)	(9.314.119)	580.609	399.012.026
Machinery and equipment	1.072.088.491	7.821.457	(5.590.113)	(21.378.345)	66.077.896	1.119.019.386
Vehicles	53.057.161	2.813.384	(1.494.023)	(1.011.432)	2.480.064	55.845.154
Furniture and fixtures	324.951.881	20.533.453	(3.885.798)	(1.313.660)	170.599	340.456.475
Other tangbible assets	14.945.561	2.773.808	(394.342)	(458.705)	319.229	17.185.551
Leasehold improvements	5.819.689	-	-	(50.569)	-	5.769.120
Construction in progress	14.868.147	110.910.815	-	(1.125.493)	(64.889.023)	59.764.446
Advances given	6.021.740	-	-	-	(5.235.429)	786.311
	1.946.217.544	**144.943.105**	**(11.908.767)**	**(35.147.511)**	**(878.513)**	**2.043.225.858**
Accumulated Depreciation						
Land and land improvements	18.462.686	482.369	(1.341)	(122.008)	-	18.821.706
Buildings	179.374.082	5.026.193	(210.843)	(2.749.697)	-	181.439.735
Machinery and equipment	684.817.489	36.539.664	(4.885.616)	(8.637.842)	-	707.833.695
Vehicles	37.129.354	2.493.438	(997.762)	(505.835)	-	38.119.195
Furniture and fixtures	232.287.100	17.951.443	(3.885.798)	(1.182.411)	-	245.170.334
Other tangbible assets	7.731.771	1.307.768	(323.809)	(168.707)	-	8.547.023
Leasehold improvements	3.814.303	340.855	-	(21.807)	-	4.133.351
	1.163.616.785	**64.141.730**	**(10.305.169)**	**(13.388.307)**	-	**1.204.065.039**
Net book value	**782.600.759**					**839.160.819**

(Currency– Unless otherwise indicated New Turkish Lira (YTL))

NOTE 19. PROPERTY, PLANT AND EQUIPMENT (continued)

Pledged Assets (Related with foreign subsidiaries)

For short-term and long-term borrowings of the Group, as of June 30, 2005, property, plant and equipment of the Group with a total net book value amounting to YTL 5.396.050 are pledged as security. (December 31, 2004 - YTL 5.792.504) (Note 6).

As of June 30, 2005, certain items of property, plant and equipment with a total net book value of YTL 3.940.739 were pledged as security for the supply of concentrate agreement with Varoise de Concentres S.A. (December 31, 2004 - YTL 3.943.090).

NOTE 20. INTANGIBLE ASSETS

For the six-month period ended June 30, 2005, movements of intangible assets are as follows:

	January 1 2005	Additions	Disposals	Currency translation differences	Transfers	June 30 2005
Cost						
Rights	11.668.369	72.240	(871)	(6.154)	878.513	12.612.097
Other	6.013.776	522.434	(1.341)	(147.739)	-	6.387.130
	17.682.145	**594.674**	**(2.212)**	**(153.893)**	**878.513**	**18.999.227**
Accumulated Amortization						
Rights	8.382.996	412.618	-	(2.837)	-	8.792.777
Other	2.161.254	1.043.643	(1.341)	(98.876)	-	3.104.680
	10.544.250	**1.456.261**	**(1.341)**	**(101.713)**	**-**	**11.897.457**
Net carrying value	**7.137.895**					**7.101.770**

NOTE 21. ADVANCES RECEIVED

	June 30, 2005	December 31, 2004
Advances taken	**1.087.158**	4.134.043

NOTE 22. PENSION PLANS

None (2004 : None).

(Currency– Unless otherwise indicated New Turkish Lira (YTL))

NOTE 23. PROVISONS

SHORT-TERM PROVISIONS

	June 30, 2005	December 31, 2004
Provision for corporate tax	**23.682.661**	1.113.184
Provision for vacation pay liability	**5.567.688**	3.968.166
	29.250.349	5.081.350

LONG-TERM PROVISIONS

	June 30, 2005	December 31, 2004
Provision for retirement pay liability	**17.836.674**	15.900.978

In accordance with existing social legislation, the Company and its subsidiaries incorporated in Turkey are required to make lump-sum payments to employees whose employment is terminated due to retirement or for reasons other than resignation or misconduct. Such payments are calculated on the basis of 30 days' pay (limited to a maximum of YTL 1.648,90 and YTL 1.574,74 at June 30, 2005 and December 31, 2004 respectively) per year of employment at the rate of pay applicable at the date of retirement or termination. In the consolidated financial statements as of June 30, 2005 and December 31, 2004, the Group reflected a liability calculated using the Projected Unit Credit Method and based upon factors derived using their experience of personnel terminating their services and being eligible to receive retirement pay and discounted by using the current market yield at the balance sheet date on government bonds.

NOTE 24. MINORITY INTEREST

Minority interest is separately classiffied in the consolidated interim financial statements.

NOTE 25. ISSUED CAPITAL

	June 30, 2005	December 31, 2004
(Based on historical value)		
common share 0,001 YTL nominal value		
Authorized capital ceiling	**200.000.000**	200.000.000
Issued capital	**112.876.818**	112.876.818

(Currency– Unless otherwise indicated New Turkish Lira (YTL))

NOTE 25. ISSUED CAPITAL (continued)

As of June 30, 2005 and December 31, 2004, the composition of shareholders and their respective percentage of ownership can be summarized as follows:

	June 30, 2005		December 31, 2004	
	Amount	**%**	Amount	%
Yazıcılar Holding A.Ş.	**33.600.943**	**29,77**	33.600.943	29,77
Anadolu Endüstri Holding A.Ş. (AEH)	**8.852.541**	**7,84**	8.852.541	7,84
Özilhan A.Ş.	**19.533.077**	**17,30**	19.533.077	17,30
Publicly traded and other	**50.890.257**	**45,09**	50.890.257	45,09
Issued capital on historical basis	**112.876.818**	**100,00**	112.876.818	100,00
Restatement effect	**277.158.066**		277.158.066	
	390.034.884		390.034.884	

As of June 30, 2005 and December 31, 2004, there is not a privileged share representing the capital.

According to the articles of association, foundation shares that do not represent the share capital receives 2% of the profit that remains after 10% of the paid in capital is deducted from the distributable profit.

NOTE 26. CAPITAL RESERVES

As of June 30, 2005, restated values of capital reserves, which are included in equity and their restatement differences, are as follows:

	Historical Amount	**Equity Restatement Differences**	**Restated Amount**
Issued Capital	**112.876.818**	**277.158.066**	**390.034.884**
	112.876.818	**277.158.066**	**390.034.884**

NOTE 27. PROFIT RESERVES

The legal reserves consist of first and second legal reserves in accordance with the Turkish Commercial Code. The first legal reserve is appropriated out of the restated profits at the rate of 5%, until the total reserve reaches a maximum of 20% of the Company's share capital. The second legal reserve is appropriated at the rate of 10% of all distributions in excess of 5% of the Company's share capital. The first and second legal reserves are not available for distribution unless they exceed 50% of the share capital, but may be used to absorb losses in the event that the extraordinary reserve is exhausted.

(Currency– Unless otherwise indicated New Turkish Lira (YTL))

NOTE 27. PROFIT RESERVES (continued)

As of June 30, 2005, restated values of, legal reserves and extraordinary reserves, which are included in equity and their restatement differences, are as follows:

	Historical Amount	Equity Restatement Differences	Restated Amount
Legal reserves	32.804.922	106.214.492	139.019.414
Extraordinary reserves	35.220.811	30.301.251	65.522.062
	68.025.733	**136.515.743**	**204.541.476**

Based on the CMB communiqué XI-25, which is about the 'Accounting Standards in Capital Board', beginning from the 2003 year profit, net profit in the financial statements prepared in accordance with the IFRS will be taken as base for profit distribution.

The Company makes profit distributions in accordance with the regulations of CMB of Turkey.

Regarding the acquisiton of 5,6% of CCI shares the subsidiary of CCI, Coca-Cola Satış ve Dağıtım A.Ş., there exists an indirect control rate of Anadolu Efes on CCI in 2,70%. The effect of this transaction has been accounted as "Reserve for Shares of Associates" and classified in "Special Reserves" under equity.

The details of special reserves as of June 30, 2005 are as follows:

	June 30, 2005
Securities value increase fund	7.098.090
Reserve for shares of associates	(16.088.187)
	(8.990.097)

NOTE 28. ACCUMULATED PROFITS

Accumulated profits are separately classiffied in the consolidated interim financial statements.

NOTE 29. FOREIGN CURRENCY POSITION

Net foreign currency exposure for the parent company and consolidated subsidiaries in Turkey as of June 30, 2005 and December 31, 2004 are approximately YTL (76.900.794) and YTL 14.131.401 respectively.

NOTE 30. GOVERMENT INCENTIVES AND GRANTS

The Company has applied to the Ministry of Finance in 2003 so as to make use of its investment incentive preference in accordance with the new arrangements defined in the Law No. 4842 and uses 40% of its capital expenditure as allowance in the determination of the tax base within the legal framework.

As of June 30, 2005, the Company has recognized 40% of YTL 48.301.670 of capital expenditure as investment incentive amounting to YTL 19.320.668 as deduction from the tax base. (June 30, 2004 – YTL 8.896.433) There is not any unused or deferred investment incentive for the following years.

(Currency– Unless otherwise indicated New Turkish Lira (YTL))

NOTE 31. COMMITMENTS AND CONTINGENCIES

Anadolu Efes, Ef-Pa ve Tarbes

a) The Company is entitled to benefit from its rights arising from investment allowance as long as regulatory requirement are fulfilled.

b) As of June 30, 2005 and December 31, 2004, the commitments that are not included in the liabilities, consists of letter of guarantees given to banks, suppliers and customs offices are YTL 8.340.724 and YTL 7.726.696, respectively.

c) In relation to financing the new brewery constructed in Almaty by Efes Karaganda, the related subsidiary has obtained loans from the EBRD and EBI has committed to support the completion of the related project together with the Company. The referred commitment is not related to reimbursement of the related loan, but only on completion of the project. The upper limit for Efes Karaganda is USD 9,5 million. Currently, the technical investment concerning the construction of factory has been completed.

EBI and Its Subsidiaries

Put options

A put option has been granted to Invesco Funds, which is related to Efes Ukraine's minority shareholder, by EBI, that may be exercisable between the 3rd and the 10th anniversary (2005 and 2012) of the re-structuring date of Efes Ukraine's share capital. By such put option, Invesco Funds will be entitled to sell its Efes Ukraine shares (such shares which will be owned by Invesco Funds at the time such option becomes exercisable) to EBI at an option price which will be determined by an independent investment bank. EBI has committed to buy the shares hold at the minority shareholders of Efes Ukraine, which constitute % 41,1 of company's capital, at a value of USD 1,7 million, and the buying process has begun at the present time. As long as the sale process has finished, the put option that has been granted by EBI to Invesco Funds will be over by the transfer of shares to EBI.

A put option has been granted to the EBRD by EBI that may be exercisable between the 7th and the 10th anniversary (2008 and 2011) of the date of the EBRD's first subscription in the share capital of Efes Moscow. By such put option, the EBRD will be entitled to sell its Efes Moscow shares to EBI at an option price determined by an independent investment bank.

A put option has been granted to Amsterdam Breweries International B.V. by EBI that may be exercisable between the 2nd and the 4th anniversary (2005 and 2007) of the registration date of Efes Moscow as the owner of Amstar. By such put option, Amsterdam Breweries International B.V. will be entitled to sell its Efes Moscow shares to EBI at an option price determined by an independent investment bank.

Tax and legal matters

Legislation and regulations regarding taxation and foreign currency transactions in most of the territories in which the Group operates out of Turkey continue to evolve as the government manages the transformation from a command to a market-oriented economy. The various legislation and regulations are not always clearly written and their interpretation is subject to the opinions of the local, regional and national tax authorities, the Central Bank and Ministry of Finance. Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters) are subject to review and investigation by a number of authorities, who are enabled by law to impose significant fines, penalties and interest charges. These facts create tax risks in the territories in which the Group operates substantially more so than typically found in countries with more developed tax systems.

(Currency– Unless otherwise indicated New Turkish Lira (YTL))

NOTE 31. COMMITMENTS AND CONTINGENCIES (continued)

Efes Sınai and Its Subsidiaries

Pledges

Related to the loan issued by Demirbank Kazakhstan to Almaty CC, there is a pledge agreement with Demirbank Kazakhstan on Almaty CC's inventories amounting to YTL 2.769.785 (December 31, 2004 - YTL 2.771.437).

As of June 30, 2005 and December 31, 2004, certain items of property, plant and equipment of Azerbaijan CC with a total net book value of YTL 3.940.739 and YTL 3.943.090 respectively were pledged as security for the supply of concentrate agreement with Varoise De Concentres S.A.

Letter of Credit

Letter of credit, amounting to YTL 360.524 has been given for supply of necessary machinery for usage in Azerbaijan CC's preform production line. Also, there has been granted YTL 1.113.279 total letter of credit for taking resin from suppliers of the company (December 31, 2004 – YTL 1.521.319).

Letter of Guarantee

As of June 30, 2005 amount of letters of guarantee obtained from banks and given to suppliers and government authorities is YTL 123.400 (December 31, 2004 - YTL 123.473).

Prior Year Losses

As of June 30, 2005 and December 31, 2004, Bishkek CC had cumulative tax losses carry forwards of YTL 3.161.444 and YTL 5.517.373 respectively. The tax losses carried forward in Kyrgyzstan expire for tax purposes in five years from the date they are incurred.

NOTE 32. BUSINESS COMBINATIONS

The Company has purchased 12,26% of total shares of its associates CCI from other shareholders and the goodwill amounting to YTL 73.503.375 is reflected to the consolidated financial statements. (Note 16-17)

Efes Sınai and H.M.B.S., which is located in Iraq established the company called The Coca-Cola Bottling Company of Iraq FZCO (JV Dubai) in Jebel Ali Free Trade Zone (Dubai) in the form of 50% - 50% joint venture with a share capital of approximately YTL 221.315 in June 2005. In addition, a distribution and selling agreement which gives the distribution and selling rights of Coca-Cola products in Iraq to JV Dubai and is effective from July 1, 2005 is signed between The Coca Cola Company and JV Dubai. Furthermore, an option agreement is signed that gives the option to the above mentioned company to be used in 2 years to be the bottling company including also the production for Iraq market.

In January, Group acquired 100% of the share capital of ATK Dış Ticaret Ltd. Şti..

(Currency– Unless otherwise indicated New Turkish Lira (YTL))

NOTE 33. SEGMENTAL INFORMATION

Geographical segments

The primary and secondary segment information of the Group are based on geographical areas and business segments, respectively.

Informations per geographical segments as of June 30, 2005 and 2004 are as follows:

	June 30, 2005			
	Domestic	**Foreign**	**Elimination**	**Consolidated**
Revenues				
External sales	374.733.572	373.133.834	-	747.867.406
Intersegment sales	3.878.304	-	(3.878.304)	-
Total Revenues	**378.611.876**	**373.133.834**	**(3.878.304)**	**747.867.406**
Segment Result	**229.871.025**	**171.221.859**	**-**	**401.092.884**

	June 30, 2004			
	Domestic	Foreign	Elimination	Consolidated
Revenues				
External sales	354.905.400	350.965.404	-	705.870.804
Intersegment sales	3.139.698	-	(3.139.698)	-
Total Revenues	358.045.098	350.965.404	(3.139.698)	705.870.804
Segment Result	224.094.410	161.772.171	-	385.866.581

Business Segment

Information per business segments as of June 30, 2005 and 2004 are as follows:

	June 30, 2005	June 30, 2004
Revenues		
Beer	**677.013.239**	649.080.592
Soft drinks	**70.854.167**	56.790.212
Total Revenues	**747.867.406**	705.870.804

NOTE 34. SUBSEQUENT EVENTS

None.

NOTE 35. DISCONTINUING OPERATIONS

None (2004 : None).

(Currency– Unless otherwise indicated New Turkish Lira (YTL))

NOTE 36. OPERATING INCOME

	June 30, 2005	June 30, 2004
Domestic revenues	**378.611.876**	358.045.098
Foreign revenues	**373.133.834**	350.965.404
Elimination	**(3.878.304)**	(3.139.698)
Total Revenue (net)	**747.867.406**	705.870.804
Cost of sales (-)	**(346.774.522)**	(320.004.223)
Gross Operating Profit	**401.092.884**	385.866.581

For the six-month period ended at June 30, 2005 and 2004, the amount of excise tax accrued over beer sales by the Company in Turkey is YTL 375.288.265 and YTL 275.707.265 respectively.

NOTE 37. OPERATING EXPENSES

	June 30, 2005	June 30, 2004
Selling, distribution and marketing expenses	**(184.369.788)**	(160.952.629)
General and administration expenses	**(78.929.648)**	(79.220.581)
	(263.299.436)	(240.173.210)

NOTE 38. OTHER INCOME / EXPENSE

OTHER INCOME

	June 30, 2005	June 30, 2004
Income from associates	**22.164.053**	(197.103)
Interest income	**9.788.794**	12.282.582
Other income	**5.325.078**	4.351.366
	37.277.925	16.436.845

OTHER EXPENSE

	June 30, 2005	June 30, 2004
Packaging material loss	**(1.745.369)**	-
Donations	**(3.900.000)**	-
Other provision expenses	**(214.608)**	(5.925.541)
Foreign exchange gain / (loss), net	**(3.903.553)**	4.436.506
Other expenses	**(2.579.899)**	(3.681.098)
	(12.343.429)	(5.170.133)

(Currency– Unless otherwise indicated New Turkish Lira (YTL))

NOTE 39. FINANCIAL EXPENSES

	June 30, 2005	June 30, 2004
Interest expenses	**(6.592.468)**	(6.719.008)
Foreign exchange gain/(loss), net	**(961.918)**	(2.363.940)
Other expenses	**(4.407.053)**	(2.147.447)
	(11.961.439)	(11.230.395)

NOTE 40. MONETARY GAIN / LOSS

According to the CMB announcement, the application of inflation accounting has been terminated starting from January 1, 2005 in Turkey. Therefore there is no monetary gain or loss recognised in the consolidated interim income statement for the six-month period ended June 30, 2005. (June 30, 2004 – YTL 2.833.961)

NOTE 41. INCOME TAXES

The Group is subject to taxation in accordance with the tax procedures and the legislation effective in the countries in which the Group companies operate.

Effective from January 1, 2005, the corporation tax rate for the fiscal year is announced as 30% in Turkey (2004-33%). Corporate tax returns are required to be filed until the fifteenth of the fourth month following the balance sheet date and paid in one installment until the end of the fourth month. The tax legislation provides for a temporary tax of 30% (2004-33%) to be calculated and paid based on earnings generated for each quarter. The amounts thus calculated and paid are offset against the final corporate tax liability for the year.

In 2003 and prior years, corporation tax is computed on the statutory income tax base determined in accordance with the Procedural Tax Code without any adjustment for inflation accounting. Starting from January 1, 2004, taxable income will be derived from the financial statements which are adjusted for inflation accounting. Accumulated earnings arising from the first application of inflation accounting on December 31, 2003 balance sheet will not be subject to corporation tax, and similarly accumulated deficits arising from such application will not be deductible for tax purposes. Moreover, accumulated tax loss carry forwards related with 2003 and prior periods will be utilized at their historical (nominal) values in 2004 and future years.

In accordance with the Turkish Tax Law Comminuqué No: 18 dated April 19, 2005, the possible conditions prescribed in the Turkish Tax Law No:298 are not constitued for the six-month period ended as of June 30, 2005, therefore inflation accounting principles are not considered in tax calculation for the Company and its subsidiaries operating in Turkey.

Corporate tax losses can be carried forward for a maximum period of five years following the year in which the losses were incurred. The tax authorities can inspect tax returns and the related accounting records for a retrospective maximum period of five years. A tax amnesty law, which was enacted in 2003 provided immunity for tax inspection and additional assessments to those taxpayers who utilized the option. According to the law, companies, who accepted to use this option, also accepted a 50% reduction from their corporate tax losses incurred in the same year.

Effective from April 24, 2003, investment allowances provides a deduction from the corporate tax base of 40% of the purchase price of purchases of the brand-new fixed assets having economic useful life and exceeding YTL 10.000 (2004 – YTL 6.000) and directly related with the production of goods and services. Investment allowance that arose prior to April 24, 2003 is taxed at 19,8% (withholding tax) unless they are converted to new type at companies' will. All investment allowances can be carried forward indefinitely.

(Currency– Unless otherwise indicated New Turkish Lira (YTL))

NOTE 41. INCOME TAXES (continued)

In Turkey, the tax legislation does not permit a parent company and its subsidiaries to file a consolidated tax return. Therefore, provision for taxes, as reflected in the consolidated financial statements, has been calculated on a separate-entity basis.

The main components of tax expenses as of June 30, 2005 and 2004 are as follows:

	June 30, 2005	June 30, 2004
Current tax expense	**(40.017.488)**	(50.322.187)
Deferred tax expense	**(102.754)**	9.974.054
	(40.120.242)	(40.348.133)

NOTE 42. EARNINGS PER SHARE

Basic earnings per share (EPS) is calculated by dividing the net profit for the year attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.

Following table illustrates the profit and share figures used in EPS calculation:

	June 30, 2005	June 30, 2004
Weighted average number of ordinary shares	**112.876.818.269**	112.876.818.269
Net profit subject to EPS calculation (YTL)	**0,00092**	0,00085

There have been no other transactions involving ordinary shares or potential ordinary shares since the reporting date and before the completion of these financial statements.

NOTE 43. CASH FLOW STATEMENT

Cash flow statement is separately represented in the complete set of consolidated interim financial statements.

NOTE 44. OTHER ISSUES

Efes Sınai has signed a protocol to purchase 90% shares of The Coca Cola Bottling Company of Jordan (CCBCJ), which controls the Coca-Cola operations in Jordan. When the purchase is realized, a Coca-Cola factory with a capacity of 15 million unit cases per annum will be included in Efes Sınai's activities in order to give service to 5.5 million customers in Amman (Jordan). (2004 : None).

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